November 2, 2012

Cynthia M. Krus, Esq.
Sutherland Asbill & Brennan, LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

Re: Hercules Technology Growth Capital Inc.
        File Nos. 333-184312 and 814-00702

Dear Ms. Krus:

        We have reviewed the registration statement on Form N-2 for Hercules Technology Growth Capital Inc. ("Fund"), registering its common stock, preferred stock, warrants, rights and debt securities, filed with the Commission on October 5, 2012. We have the following comments.

Prospectus

General

1.   Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation, and other considerations of the underwriting arrangements contained in the registration statement.

Cover

2.   Please explain to us how the Fund is eligible to make a shelf offering pursuant to Rule 415 under the Securities Act of 1933.

Summary (p.1)

Our Company (p. 1)

3.   Please clarify, in the last sentence of the first full paragraph on page 2, that the Fund will invest "80% of *total* assets *and the amount of any borrowings for investment purposes* in such businesses." The revision will make the disclosure consistent with that found elsewhere in the registration statement.

Our Business Strategy (p. 4)

4.   This section is too long and too centered on marketing for the Summary section. Please shorten and summarize the disclosure.

Mitigate risk of Principal Loss and Build a Portfolio of Equity-Related Securities (p. 4)

5.   Please include a parenthetical explanation of what is meant by the term "*relatively short maturities.*"

Deal Sourcing Through our Proprietary Database (p. 5)

6.   The disclosure in this paragraph was current on June 30, 2012; please update it.

Use of Proceeds (p. 5)

7.   If a material part of the proceeds will be used to discharge indebtedness, please state the interest rate and maturity of the indebtedness. *See* Instruction 2 to Item 7.1 of Form N-2.

8.   Disclosure elsewhere in the prospectus indicates the Fund may take as long as two years to invest the proceeds of the shelf offerings. Please explain the reasons for and consequences of the delay. *See* Guide 1 and Item 7.2 of Form N-2.

Fees and Expenses (p. 12)

9.   Disclosure in this section states that "some of the percentages indicated in the table below are estimates." Clarify here that the footnotes to the fee table state which items are estimates. Also, other than "Operating Expenses", how are estimates consistent with the requirements of Item 3 of Form N-2?

10.   Unless the Fund anticipates incurring acquired fund fees and expenses, delete that line item from the fee table.

11.   With respect to footnote 5 to the fee table, please explain to us how you determine whether there is an income tax expense (benefit) when calculating operating expenses.

12.   Disclosure in footnote 10 to the fee table indicates that the Fund's total annual expenses for the fiscal year ended December 31, 2011 was 4.6%, yet preceding footnotes disclose expenses totaling almost 10%; please provide correct figures.

13.   Please combine the fees paid in connection with borrowed funds with interest payments on borrowed funds.

Risk Factors (p. 16)

14.   Disclosure elsewhere indicates the Fund invests in original issue discount ("OID") and payment in kind ("PIK") securities. If the Fund makes material investments in such securities, please provide appropriate summary disclosure. Please disclose where appropriate, how the Fund will value its OID investments.

15.   Please provide appropriate OID and PIK risk disclosure in the main discussion of risk in the registration statement, and summarize the risks, if material, in the summary. Specifically, please disclose that OID instruments may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral; OID loans generally represent a significantly higher credit risk than coupon loans; OID accruals may create uncertainty about the source of Fund distributions to shareholders (*i.e.*,

any cash distributions might come from offering proceeds); the deferral of PIK interest has the simultaneous effects of increasing assets under management and increasing the base management fee and incentive fee at a compounding rate; the deferral of PIK interest also reduces the loans' LTV at a compounding rate; and OID creates the risk of non-refundable cash payments to the adviser based on accruals that may never be realized.

Our business is subject to increasingly complex corporate governance . . . (p. 16)

16.   Please update this disclosure to reflect the current status of "say on pay" and proxy access regulations.

Because we borrow money, there could be increased risk in investing in our company (p.18)

17.   Please provide a paragraph of narrative disclosure to introduce and explain the leverage table in this section.

18.   It appears from the text of footnote 1 to the leverage table that the fund is including the cost of SBA debentures, but not of other borrowings. Why are the costs of other borrowings not included?

Because most of our investments typically are not in publicly-traded securities . . . (p. 20)

19.   Disclosure in this section indicates the Fund adjusts quarterly the valuation of its portfolio to reflect the Board's determination of fair value of each portfolio investment. What happens if there is an event that impacts valuation that occurs between quarters? Would the Board adjust the valuation before next quarter-end? If no, why not?

We may not realize expected returns on warrants received in connection with our debt investments (p. 41)

20.   The first two sentences of this section are confusing. The first sentence suggests a general practice of obtaining warrants in connection with debt investments, yet the second sentence, which discloses the Fund holds warrants on less than 5% of total portfolio investments, appears to contradict the first sentence. Please explain to us why the first sentence is not misleading.

If we conduct an offering of our common stock at a price below net asset value . . . (p. 44)

21.   Please disclose in this section, and wherever appropriate, that shareholders have authorized the Fund to sell common shares at up to a 100% discount to NAV.

Price Range of Common Stock and Distributions (p. 52)

22.   Please revise this section to disclose the premium/discount of the high and low intraday sales prices to net asset value of the Fund's stock, rather than the high and low sales prices as a percentage of net asset value of the Fund's common stock. *See* Item 8.5 of Form N-2.

Management's Discussion and Analysis of Financial Condition and Results of Operations (p. 56)

Overview (p. 56)

23.   Please confirm that the Fund and its subsidiaries do not currently manage other funds.

Business (p. 97)

Managerial Assistance (p. 108)

24.   Please clarify that the Fund is required to offer to provide managerial assistance to *eligible* portfolio companies.

Corporate Governance (p. 139)

25.   The disclosure in this section appears to be stale. Please update the disclosure to reflect events which occurred in 2012.

Regulation (p. 180)

Capital Structure (p. 182)

26.   Disclosure in this section indicates the Fund's annual stockholder meeting was held on June 1, 2011; disclosure elsewhere gives the date as May 30. Please correct this inconsistency.

Financial Statements (F-1)

Schedule of Investments (F-5)

27.   Please disclose the number of shares of common stock holdings. *See* Article 12-12 of Regulation S-X.

28.   Please disclose all securities that are non-income producing. *See* Article 12-12 of Regulation S-X.

Consolidated Statements of Operations (F-108)

29.   Are any individual expense items listed in the general and administrative expenses greater than 5% of total expenses? If so, please break them out separately. *See* Article 6-07 (2)(b) of Regulation S-X.

Statement of Changes in Net Assets (F-109)

30.   This disclosure currently contains a single line item for distributions entitled "Dividends Declared." Article 6.09-3 of Regulation S-X requires separate disclosure of distributions from (a) investment income-net, (b) realized gain from investment transactions- net and (c) other sources; please make the appropriate revisions. Also, please revise the Financial Highlights table to disclose the source of distributions.

Statement of Additional Information

31.   Please file as an exhibit to the registration statement a copy of the Statement of Rights and Privileges of holders of the Fund's preferred shares.

32.   Please undertake to file as an exhibit to the registration statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown.

General

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel